Filed by Lumera Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Commission File No.: 000-50862
Subject Company: GigOptix, LLC

This filing relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger by and among Lumera Corporation (“Lumera”), GigOptix LLC, Galileo Merger Holdings, Inc., Galileo Merger Holdings, Inc., Galileo Merger Sub L, Inc. and Galileo Merger Sub G, LLC dated as of March 27, 2008.

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Lumera will file with the SEC a registration statement on Form S-4, which will contain a proxy statement/prospectus regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LUMERA, GIGOPTIX LLC AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Lumera’s stockholders seeking their approval of Lumera’s issuance of shares in the transaction and to members of GigOptix LLC. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when available) and other documents filed by Lumera with the SEC at the SEC’s web site at www.sec.gov. Free copies of Lumera’s SEC filings are available on Lumera’s web site at www.lumera.com and also may be obtained without charge by directing a request to Lumera Corporation, 19910 North Creek Parkway, Bothell, WA 98011-3008, Attention: Investor Relations or by telephoning us at (425) 415-6847.

Lumera and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Lumera’s stockholders with respect to the proposed transaction. Information regarding Lumera’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on March 17, 2008, as amended by Form 10-K/A filed with the SEC on March 27, 2008. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other documents to be filed with the SEC in connection with the proposed transaction.

Lumera Corporation Announces Agreement to Merge with GigOptix, Uniting Lumera's Ground-Breaking Modulator Technology with a Leading Provider of Electronic Engines for High Speed Optical Interconnects
Dr. Avi Katz to be CEO and Chairman of Combined Company

BOTHELL, Wash.--( March 27, 2008)-- --Lumera Corporation (NASDAQ: LMRA), a leader in the field of photonic communications, announced today it has entered into an agreement to merge with privately held GigOptix LLC, a leader in integrated circuits for optically connected communication systems. The combined company will be listed on the NASDAQ market under the name GigOptix, Inc., and will be led by GigOptix's Chief Executive Officer and Chairman Dr. Avi Katz, who will serve as CEO and Chairman of the combined company.

In conjunction with the merger, we have elected to cease investing in Plexera Bioscience LLC, Lumera's life science tools subsidiary. The decision to exit this business will allow the combined company to focus its resources solely on the electro-optic space. Day to day operations in Plexera will be discontinued immediately in order to minimize cash expenses while Lumera seeks ways to realize value from Plexera's assets and intellectual property.

"We're proud of the accomplishments and progress we've made in both our electro-optic and bioscience businesses. However, we do not have enough cash resources to see both businesses reach their full commercial potential. After carefully considering our strategic options, it became clear that the greatest shareholder value would be derived by focusing on our electro-optic business," said C. James Judson, Chairman of Lumera. "Lumera's strategic roadmap calls for growing our EO product offerings to include optical modules utilizing our innovative polymer technology. GigOptix is currently a leader in electronic engines for high speed optical interconnects. Integrating our superior polymer modulators with GigOptix's leading drivers, receivers and electronic engines will create products that are highly competitive in the communications marketplace and other markets for optically connected devices and systems. The net result is the creation of a company that we believe can be larger than the sum of its parts and substantially accelerates our ability to reach the milestones in our strategic roadmap."

Judson continued, "Another important benefit of this transaction is that Dr. Avi Katz will become CEO of the company, concluding our eight month long search for a CEO. The Lumera Board believes that Avi is ideally suited to lead the combined company to reach its full potential as evidenced by his industry expertise and recent experience building GigOptix organically and through acquisitions. The combined company is expected to achieve a broader and more balanced revenue stream. Pre-merger, Lumera's revenues primarily come from critical government funded research projects leading potentially to large commercial product opportunities. GigOptix generates product revenues selling its 10G and 40G drivers and receivers to a global base of blue chip customers. Many of GigOptix's customers -- leaders in telecom, datacom, and consumer electronics -- are also potential customers for Lumera's modulators, some of whom are currently in the evaluation stage. The combined company expects to align product development for 40G and 100G components to provide a higher value and broader solution set to its customers, which we believe will drive more rapid revenue growth and market reach."

"This merger brings many benefits beyond the innovative technology of both companies," said Dr. Katz. "GigOptix's operations-focused management team brings extensive experience managing a virtual manufacturing business model, which will allow the combined company to keep overhead low while delivering innovative solutions for our customers. Our business model will enable us to continue providing customers with price-performance leading products while maintaining tight control over our operating costs. GigOptix's revenue for the first calendar quarter of 2008 is projected to be approximately $2 million and we expect to continue growing quarter over quarter by 10% to deliver $2.2 million in the second calendar quarter of 2008. On a combined basis, the two companies expect to generate approximately $6 million in revenue for the first half of 2008, which we believe provides a great base for our future growth."

Under the terms of the merger agreement, DBSI, Inc., which is currently GigOptix's majority shareholder through its subsidiaries Stellar Technologies and iTerra Communications LLC, will become the new company's largest shareholder. Doug Swenson, Founder and President of DBSI Group of Companies said, "Since launching GigOptix last year, the company has exceeded all our expectations. We are very excited by the synergies in the proposed merger of Lumera and GigOptix and look forward to the creation of additional shareholder value."

Lumera will issue approximately 20 million shares and options to members and employees of GigOptix, resulting in an approximately 40 million shares outstanding for the combined company. In addition, Lumera will issue a number of options and warrants to GigOptix generally matching options and warrants outstanding at Lumera.

The transaction is subject to Lumera shareholder and other regulatory approval and is expected to close near the beginning of the third quarter of 2008. GCA Savvian provided financial advice to Lumera's Board of Directors in conjunction with the merger including an opinion that the merger consideration is fair from a financial point of view to the stockholders of Lumera.

Conference Call

Lumera will host a conference call to discuss the merger announcement on Friday, March 28, 2008 at 10 AM EDT. The call will be broadcast over the Internet and can be accessed from the company's web site at www.lumera.com. Additionally, U.S. participants may join the conference call by dialing 866-510-0710 ten minutes prior to the start of the conference. International participants can dial 617-597-5378. The conference passcode number is 79584848. A telephone replay of the call will be available through April 4, 2008 and can be accessed by dialing 888-286-8010 (for U.S. participants) or 617-801-6888 (for international participants). The replay passcode is 31647418. A replay of the conference call will be available on the company's web site.

About Lumera

Lumera is a leader in photonic communications. The company designs electro-optic components based on proprietary polymer compounds for the telecommunications and computing industries. For more information, please visit www.lumera.com.

About GigOptix

Driving precision in optical networks, GigOptix is a leader in integrated circuits for optically connected communication systems. GigOptix's 10G and 40G drivers provide the industry's lowest power consumption, smallest form factor, and highest signal integrity to enable their customers to reduce manufacturing cost and transceiver size while providing the highest levels of performance in the industry. For more information, please visit www.gigoptix.com.

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Certain statements contained in this release are forward-looking statements that involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from those projected in the company's forward-looking statements include the following: the possibility that the merger will not be consummated, market acceptance of our technologies and products; our ability to obtain financing; our financial and technical resources relative to those of our competitors; our ability to keep up with rapid technological change; government regulation of our technologies; the possibility that we will not receive any significant value from the sale of the assets of the Plexera business; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional contract awards and to develop partnership opportunities; the timing of commercial product launches; the ability to achieve key technical milestones in key products; and other risk factors identified from time to time in the company's SEC reports, including its Annual Report on Form 10-K, and its Quarterly Reports on Form 10-Q.

CONTACT: Investor Relations:
Lumera Corporation
Helene F. Jaillet, Ph.D, 425-398-6546
or
Media:
The Summit Group Communications
Todd Wolfenbarger, 801-595-1155
801-244-9600 cell
or
Press Relations:
GigOptix, LLC
Parker Martineau, 650-424-1937 ext. 102
650-796-6197 cell

SOURCE: Lumera Corporation